SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Amendment #1
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13-d-2(a)


                        Medical Technology Systems, Inc.
                                (Name of Issuer)

                           $.01 par value Common Stock
                         (Title of Class of Securities)

                                   5846 2R 802
                                 (CUSIP Number)

                            Todd E. Siegel, President
              12920 Automobile Boulevard, Clearwater, Florida 34622

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 4, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 pages)

Cusip No. 5846 2R 802                                                Page 2 of 8

----------- --------------------------------------------------------------------
               Names of Reporting Person:
     1                                       Todd E. Siegel

               I.R.S. Identification No. of Above Person (entity only)
----------- --------------------------------------------------------------------
     2         Check the Appropriate Box if a Member of a Group*
                                                                       (a) [  ]
                                                                       (b) [  ]
----------- --------------------------------------------------------------------
               SEC use only
     3

----------- --------------------------------------------------------------------
               Source of Funds*
     4

----------- --------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     5

----------- --------------------------------------------------------------------
               Citizenship or Place of Organization
     6
               USA
----------- --------------------------------------------------------------------
                               Sole voting power
                        7
                               165,808

                     ------- ---------------------------------------------------
Number of shares               Shared voting power
  beneficially          8
  owned by each                1,757,225

                     ------- ---------------------------------------------------
Reporting person               Sole dispositive power
      with              9
                               165,808

                     ------- ---------------------------------------------------
                               Shared dispositive power
                        10
                               1,757,225
----------- --------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
               1,923,033
----------- --------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain
     12        Shares* [  ]

----------- --------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)     [ ]
     13
               45.4%
----------- --------------------------------------------------------------------
               Type of Reporting Person*
     14
               IN
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 5846 2R 802                                                Page 3 of 8


----------- --------------------------------------------------------------------
               Names of Reporting Person:
     1                             Siegel Family QTIP Trust
               I.R.S. Identification No. of Above Person (entity only)
----------- --------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group*
     2                                                                 (a) [  ]
                                                                       (b) [  ]
----------- --------------------------------------------------------------------
               SEC use only
     3
----------- --------------------------------------------------------------------
               Source of Funds*
     4

----------- --------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to
     5         Items 2(d) or 2(e)

----------- --------------------------------------------------------------------
               Citizenship or Place of Organization
     6
               Florida
----------- --------------------------------------------------------------------
                               Sole voting power
                        7                                -0-

                     ------- ---------------------------------------------------
Number of shares               Shared voting power
  beneficially          8                                1,756,125
  owned by each
                     ------- ---------------------------------------------------
Reporting person               Sole dispositive power
      with              9                                -0-

                     ------- ---------------------------------------------------
                               Shared dispositive power
                        10                               1,756,125

                     ------- ---------------------------------------------------

               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
               1,756,125
----------- --------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes
     12        Certain Shares*   [  ]

----------- --------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)
     13
               42.3%
----------- --------------------------------------------------------------------
               Type of Reporting Person*
     14
               OO
----------- --------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 5846 2R 802                                                Page 4 of 8



----------- --------------------------------------------------------------------
               Names of Reporting Person:
     1                                  Jade Partnership
               I.R.S. Identification No. of Above Person (entity only)
----------- --------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group*
     2                                                                 (a) [  ]
                                                                       (b) [  ]

----------- --------------------------------------------------------------------
               SEC use only
     3

----------- --------------------------------------------------------------------
               Source of Funds*
     4

----------- --------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     5

----------- --------------------------------------------------------------------
               Citizenship or Place of Organization
     6
               Florida
----------- --------------------------------------------------------------------
                               Sole voting power
                        7                                  -0-

                     ------- ---------------------------------------------------

Number of shares               Shared voting power
  beneficially          8                                  1,756,125
  owned by each
                     ------- ---------------------------------------------------

Reporting person               Sole dispositive power
      with              9                                  -0-

                     ------- ---------------------------------------------------
                               Shared dispositive power
                        10                                 1,756,125

----------- --------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
               1,756,125
----------- --------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes
     12        Certain Shares*  [  ]

----------- --------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)  [  ]
     13
               42.3%
----------- --------------------------------------------------------------------
               Type of Reporting Person*
     14
               PN
----------- --------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 5846 2R 802                                                Page 5 of 8



     This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of Todd E. Siegel ("Siegel"), Siegel Family QTIP Trust ("QTIP"), and Jade Partnership ("Jade") (Siegel, QTIP and Jade may be referred to as Reporting Person(s) to amend the Schedule 13D (the "Schedule 13D") which was originally filed on January 1, 1997, relating to the common stock, $01. par value (the "Common Stock") of Medical Technology Systems, Inc., a Florida corporation (the "Issuer") which has been adjusted for a 1 for 2.5 share reverse stock split. All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D, and any prior amendments. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Siegel acquired his shares of Common Stock of the Issuer as follows:

          (i)  10,000 shares prior to becoming a reporting person;

          (ii) 64,308  shares  pursuant  to  his  employment  agreement,   dated
               September 1, 1994; and

          (iii)3,500 shares purchased using personal funds on the open market on November 20, 2001 for $2.55 per share.

          (iv) 1,756,125 shares held by Jade of which Siegel is the Trustee of QTIP, which is the managing general partner of Jade.

         QTIP and Jade acquired the shares of common stock of the Issuer as follows:

          (i) 1,600,000 shares were acquired from the Issuer in exchange for 6,300,000 shares of preferred stock pursuant to an exchange agreement which was filed as Exhibit A to the Schedule 14A, filed with the Securities and Exchange Commission on October 6, 2000;

          (ii) 156,125 shares were held by Jade prior to October 20, 1993, when QTIP became the successor managing general partner of Jade.

Item 4.  Purpose of Transaction.

     At this time, the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock. Consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the Reporting
Persons' Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. The Reporting Persons have made no determination regarding a maximum or minimum number of shares of Common Stock which they may hold at any point in time.

     The Reporting Persons have no present plans or proposals which would relate to or result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Cusip No. 5846 2R 802                                                Page 6 of 8



     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

     (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5.           Interest in Securities of the Issuer.

     Item 5(a) The Reporting Persons beneficially own 1,923,033 shares of Common Stock, which includes 88,000 shares are options currently exercisable by Siegel, or 45.4% of the 4,150,948 shares reported to be outstanding on June 22, 2001 by the Issuer on the most recently filed Form 10-K for the year ending March 31, 2001.

     Item 5(b) Number of shares of which Siegel has:

          (i)  sole power to vote or direct vote: 165,808

          (ii) shared power to vote or direct vote: 1,757,225

          (iii) sole power to dispose or direct disposal of: 165,808

          (iv) shared power to dispose or direct disposal of: 1,757,225

     Item 5(b) Number of shares of which QTIP and Jade have:

          (i)  sole power to vote or direct vote: -0-

          (ii) shared power to vote or direct vote: 1,756,125

          (iii) sole power to dispose or direct disposal of: -0-

          (iv) shared power to dispose or direct disposal of: 1,756,125

     Item 5(c)

               Siegel has effected the following transactions in the securities of the Issuer:

   Date        Number of Shares     Price per Share      How and Where Effected
                  Purchased

11/20/2001          3,500                $2.55           Through broker
11/20/2001          1,100                $2.55           Through broker, for son

Cusip No. 5846 2R 802                                                Page 7 of 8


     Item 5(c)

               QTIP and Jade have effected the following transactions in the securities of the Issuer:

  Date      Number of Shares Acquired             How and Where Effected

5/4/2001           1,600,000              In  exchange  with the  Issuer  for
                                          6,300,000  shares  of voting preferred
                                          (see Item 3).


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Siegel is the trustee of QTIP, which is the managing partner of Jade and has an employment agreement with the Issuer under which Siegel has obtained stock in lieu of cash compensation.

The Reporting Persons and the Issuer entered into an exchange agreement under which the Reporting Persons acquired 1,600,000 shares of Common Stock (adjusted to reflect 1 for 2.5 reverse stock split) in exchange for 6,500,000 shares of voting preferred stock.

 Item 7.           Material to be Filed as Exhibits.

Exhibit 1.         Amended and Restated Siegel Family Revocable Trust*
Exhibit 2.         Form of Todd E. Siegel's Employment Agreement*
Exhibit 3.         Form of Non-Qualified Stock Option Agreement.*
Exhibit 4.         JADE Partnership Agreement.**
Exhibit 5.         Exchange Agreement.***
Exhibit 6.         Joint Filing Agreement.

* Incorporated herein by reference to the Issuer's Form 10-K for the year ending March 31, 1995.
** Incorporated herein by reference to the original Schedule 13D filed on January 29, 1997.
*** Incorporated herein by reference to the Schedule 14A, filed on July 26, 2001.

Cusip No. 5846 2R 802                                                Page 8 of 8



                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2002


                                        /s/ Todd E. Siegel
                                        -----------------------
                                        Todd E. Siegel



                                     JADE PARTNERSHIP


                                     By: /s/ Todd E. Siegel
                                         -----------------------
                                         Todd E. Siegel, Trustee of the Siegel
                                         Family QTIP Trust, as Managing General
                                         Partner



                                     SIEGEL FAMILY QTIP TRUST


                                     By: /s/ Todd E. Siegel
                                         -----------------------
                                         Todd E. Siegel, Trustee


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   EXHIBIT 6.


                             JOINT FILING AGREEMENT


     The undersigned hereby agree to jointly prepare and file with regulatory authorities an amendment to Schedule 13D reporting each of the undersigned's ownership of shares of common stock of Medical Technology Systems, Inc., a Delaware corporation, and hereby affirm that such Amendment to Schedule 13D is being filed on behalf of each of the undersigned.

     IN WITNESS WHEREOF, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated:  May 3, 2002


                                     /s/ Todd E. Siegel
                                     -------------------
                                     Todd E. Siegel



                                     JADE PARTNERSHIP


                                     By: /s/ Todd E. Siegel
                                         --------------------------------------
                                         Todd E. Siegel, Trustee of the Siegel
                                         Family QTIP Trust, as Managing General
                                         Partner



                                     SIEGEL FAMILY QTIP TRUST


                                     By: /s/ Todd E. Siegel
                                         -----------------------
                                         Todd E. Siegel, Trustee